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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                               ________________

                                AMENDMENT NO. 2
                               TO SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
     PURSUANT TO SECTION 14 (D) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SEAGATE SOFTWARE, INC.
                           (Name of Subject Company)

                           SEAGATE TECHNOLOGY, INC.
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                  811804  103
                     (CUSIP Number of Class of Securities)
                               ________________

                                Donald L. Waite
                           Executive Vice President
                           Seagate Technology, Inc.
                                920 Disc Drive
                       Scotts Valley, California  95067
                                (831) 438-6550

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPY TO:

                            Larry W. Sonsini, Esq.
                            John T. Sheridan, Esq.
                      Wilson, Sonsini, Goodrich & Rosati
                          A Professional Corporation
                              650 Page Mill Road
                         Palo Alto, California  94304

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     Seagate Technology, Inc., a Delaware corporation ("STI"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 filed on April 21, 1999 (the "Statement"), with respect to the offer by STI to acquire all outstanding shares of Common Stock, par value $.001 per share, of Seagate Software, Inc. ("Seagate Software") at the exchange rate set forth in the Offering Circular/Prospectus included as Exhibit (A)(1) to the Statement (the "Exchange Offer").

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The Exchange Offer expired, as scheduled, at 12:00 midnight, New York City time, on June 9, 1999.

     Based on information provided by the exchange agent, approximately 3,267,155 shares of Seagate Software Common Stock were tendered of which approximately 3,104,735 were exchanged into 5,272,040 shares of STI Common Stock. Giving effect to the shares of Seagate Software Common Stock tendered in the Exchange Offer, STI beneficially owned, as of June 10, 1999, approximately 57,962,988 shares of Seagate Software Common Stock, which equals approximately
99.96 % of the shares of Seagate Software Common Stock outstanding.

     The following directors or officers of STI exchanged the number of shares of Common Stock of Seagate Software set forth opposite his or her name:

                Gary B. Filler                   20,937
                Lawrence Perlman                 20,937
                Townsend H. Porter                7,750
                William D. Watkins               15,000
                Laurel L.Wilkening               15,000
                Bernard A. Carballo              15,000
                Donald G. Colton                 10,500
                Kenneth E. Haughton              15,000
                Robert A. Kleist                 15,000
                Stephen J. Luczo                104,789
                Thomas F. Mulvaney                6,000
                Charles C. Pope                   5,416
                Thomas P. Stafford               15,000
                Donald L. Waite                  12,000

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1999                    SEAGATE TECHNOLOGY, INC.

                                        By:    /s/ Donald L. Waite
                                               ---------------------------------
                                        Name:  Donald L. Waite
                                        Title: Executive Vice President,
                                               Chief Administrative Officer
                                               and Assistant Secretary